

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 21, 2023

David Morris
Chief Financial Officer
Guardian Pharmacy, LLC
300 Galleria Parkway SE
Suite 800
Atlanta, Georgia 30339

>   **Re: Guardian Pharmacy, LLC**
>   **Amendment No. 5 to Draft Registration Statement on Form S-1**
>   **Submitted July 12, 2023**
>   **CIK No. 0001802255**

Dear David Morris:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary
Our Financial Performance and Growth, page 2

1.   Please include net income and net income CAGR, alongside adjusted EBITDA and adjusted EBITDA CAGR, in the chart presented on page 2. Refer to Item 10(e)(1)(i)(A) of Regulation S-K.

 Please contact Angela Lumley at (202) 551-3398 or Rufus Decker at (202) 551-3769 with any questions.

 Sincerely,

 Division of Corporation Finance
 Office of Trade & Services

cc: Mark L. Hanson